Via Edgar

December 8, 2021

Robert Shapiro Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:         HF Foods Group Inc.
Form 10-K for the Year Ended December 31, 2020
Filed March 16, 2021
Form 10-Q for the Fiscal Quarter Ended June 30, 2021
Filed August 9, 2021
File No. 001-38180

Dear Mr. Shapiro:

HF Foods Group Inc. (the “Company”) is in receipt of the Staff’s letter dated November 23, 2021 relating to its annual and quarterly report referenced above. While the Company is endeavoring to respond to the Staff’s comments expeditiously, we are requesting to extend the time by which the Company must respond to the comments until December 22, 2021. Due to various factors, including additional time needed to thoroughly review the Staff’s comments with our auditor and legal advisors, we require this additional time to respond.

Please feel free to contact me at (626) 270-0800 with any questions or concerns in this regard.

Sincerely,

/s/ Victor Lee

Victor Lee

Chief Financial Officer